CUSIP No. 008368102	Page 1 of 8 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No __)*

AGA Medical Holdings, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
008368102
(CUSIP Number)
October 20, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.008368102	Page 2 of 8 Pages

1.	Name of Reporting Person	Welsh, Carson, Anderson & Stowe IX, L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	23,913,988
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	23,913,988
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	23,913,988
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	47.7%
12.	Type of Reporting Person	PN

CUSIP No.008368102	Page 3 of 8 Pages

1.	Name of Reporting Person	WCAS Capital Partners IV, L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	1,210,197
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	1,210,197
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,210,197
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	2.4%
12.	Type of Reporting Person	PN

CUSIP No.008368102	Page 4 of 8 Pages

Schedule 13G

Item 1.

(a)	Name of Issuer:

AGA Medical Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5050 Nathan Lane North

Plymouth, MN 55442

Item 2.

(a)	Name of Person Filing:

This statement is being filed by Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership (“WCAS IX”), and WCAS Capital Partners IV, L.P., a Delaware limited partnership (“WCAS CP IV”), (each a “Reporting Person” and together, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office of each Reporting Person:

320 Park Avenue, Suite 2500

New York, NY 10022

(c)	Place of Organization of each Reporting Person:

Delaware

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP Number:

008368102

CUSIP No.008368102	Page 5 of 8 Pages

Item 3.	Statements filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership.

(a) through (c):

The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages are based on 50,094,145 shares of Common Stock outstanding as of November 13, 2009, as reported in the Issuer's Quarterly Report on Form 10Q for the period ended September 30, 2009.

In addition, WCAS Management Corporation, a Delaware corporation, which is an entity affiliated with the Reporting Persons, beneficially owns 30,483 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 008368102	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2010

WELSH, CARSON, ANDERSON & STOWE IX, L.P. By WCAS IX Associates LLC, its general partner
By:	/s/ David Mintz
Attorney-in-Fact
WCAS CAPITAL PARTNERS IV, L.P. By WCAS CP IV Associates LLC, its general partner
By:	/s/ David Mintz
Attorney-in-Fact

CUSIP No.008368102	Page 7 of 8 Pages

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Dated: February 1, 2010

WELSH, CARSON, ANDERSON & STOWE IX, L.P. By WCAS IX Associates LLC, its general partner
By:	/s/ David Mintz
Attorney-in-Fact
WCAS CAPITAL PARTNERS IV, L.P. By WCAS CP IV Associates LLC, its general partner
By:	/s/ David Mintz
Attorney-in-Fact

CUSIP No.008368102	Page 8 of 8 Pages

        Exhibit 2

Identification and Classification of Members of the Group

Welsh, Carson, Anderson & Stowe IX, L.P and WCAS Capital Partners IV, L.P. are filing this statement on Schedule 13G as a group.

Welsh, Carson, Anderson & Stowe IX, L.P is a Delaware limited partnership. Its sole general partner is WCAS IX Associates LLC, a Delaware limited liability company.

WCAS Capital Partners IV, L.P. is a Delaware limited partnership. Its sole general partner is WCAS CP IV Associates, LLC, a Delaware limited liability company.